Exhibit 99.2

Notice of Annual and Special Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date:	Thursday, May 7, 2009	Business of the Annual and Special Meeting (“Meeting”)

Time:	11:00 a.m. Eastern Time	At the Meeting, Shareholders will be asked to:

Place:	Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, Ontario Canada

1.      Receive the consolidated financial statements of the Company for the year ended December 31, 2008, together with reports of the auditor and the actuary on those statements;

2.      Elect Directors of the Company;

3.      Appoint auditors of the Company for 2009;

4.      Consider a special resolution to confirm amendments to By-Law No. 2 of the Company creating Class 1 Shares;

5.      Consider the shareholder proposals set out in Schedule “C”; and

6.      Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary
March 17, 2009

Important

On March 17, 2009, the record date for the meeting, 1,610,797,396 common shares were outstanding and eligible to be voted at the meeting.

The full text of the special resolution to confirm amendments to By-Law No. 2 of the Company creating Class 1 Shares is set out on page 5 of the Proxy Circular which is attached to this Notice of Annual and Special Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy or voting instruction forms are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 5, 2009, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

1	Manulife Financial Corporation Proxy Circular